FRAWLEY CORPORATION
5737 Kanan Rd. PMB 188 Agoura Hills, CA 91301
Phone (818)735-6640 Fax (818)735-6647

September 28, 2006

Robert F. Telewicz, Jr.
Senior Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Telewicz,

The following addresses the comments related to the Subsequent Event footnote in the December 31, 2005 10-KSB and the Consolidated Statements of Cash Flows in the 10-QSB for the quarterly period ended June 30, 2006, as outlined in your letter dated August 31, 2006.

Item 1: Frawley Corporation (the “Company”) finalized a sale agreement of one of its parcels of land in March 2006 whereby we were required to make certain improvements on the land as a condition of the agreement. Based on our analysis of SFAS 66 and the conditions described in paragraphs 25-42, we recognized the gain on the sale, net of the cost of the required improvements.

Paragraph 25 of SFAS 66 requires that profit on the sale of real estate be reduced by the maximum exposure to loss if there is continuing involvement without transfer of risks and rewards. Although the Company was required to make certain improvements to the land, the sale of the property would not be affected in the event of non-compliance. If the Company did not make the improvements discussed in the agreement, the sale is still completed and the buyer has recourse through a lawsuit if they felt compelled to pursue legal action. In addition, the Buyer agreed to a list of contractors to perform this required work and a construction escrow account to fund these improvements .As part of the sale the permit for this work was transferred to the buyer . Lastly, the buyer removed and approved all contingencies relating to the sale by signing a Contingency Removal form (see Attachment 1) on March 16, 2006 prior to the finalization of the sale.

As a result of these facts and circumstances, and even though the risk and rewards of ownership transferred as a result of the sale agreement, the Company conservatively reduced the gain by the cost of the improvements, which represented the maximum exposure to loss therefore satisfying paragraph 25 of SFAS 66. In addition, the Company properly reduced a pro-rata share of the reserve on the land based on the sale. Because there was a transfer of risks and rewards of the property pursuant to the sale agreement and none of the conditions described in paragraphs 26 through 42 of SFAS 66 apply to this sale agreement, the Company has properly recorded the gain on the sale as described above. As of this date the contractors had completed all their required work.

Item 2: The Company has determined that the $150,000 of repayment on the environmental reserve is a financing activity due to the fact that this is a payment on an agreed upon note payable. As disclosed in previous filings, but specifically in Part II, Item 1: Legal Proceedings in the June 30, 2006 10-QSB, the Company entered into a settlement agreement note in the amount of $240,000 with the Chatham Brothers Toxic Waste site for a complete release from all further legal and financial responsibility relating to the environmental liability (see Attachment 2). The $150,000 payment represented the required payments of $100,000 on December 31, 2004 and $50,000 on December 31, 2005. Because this is a payment on an agreed upon note payable, it is properly classified as a financing activity in the statement of cash flows.

With this being the case, you may wonder why there is no note payable on the balance sheet related to this, but rather an environmental reserve for the full liability of $1,185,000 split between current and long term. Furthermore, previous payments, such as cash calls, related to the environmental reserve have been presented as an operating activity in the statement of cash flows.

This is due to the fact that pursuant to the note agreement, the Company will not be released from the full liability ($1,185,000 as of June 30, 2006) until the agreed upon note is paid in full (see Attachment 3). Because of the precarious financial situation that the Company has been in for several years and the uncertainty of complete payment, we have kept the full environmental reserve on the books and have not reduced that amount to reflect the $240,000 note payable. The $150,000 paid in 2006 represented the first payments on this agreed upon note. Therefore, this payment is properly stated as a financing activity. Previous cash calls related to the reserve were reflected as operating activities as they were not note payments.

We trust this letter adequately addresses your points raised in your correspondence. Please feel free to contact me directly should you have any further questions.

Pursuant to this response letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Michael Frawley
President and CEO